ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT POLICY (UNAUDITED)

A new Securities and Exchange Commission rule requires funds to invest at least 80% of their net assets (plus any borrowings for investment purposes) in the type of securities suggested by their name. The new rule applies to the Fund. Accordingly, at a meeting held on February 13, 2002, the Board of Directors adopted an new investment policy for the Fund.
The Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in emerging markets telecommunications company securities. The new policy will not result in any change to the way the Fund is currently managed. If the Board of Directors elects to change this 80% policy, the Fund will provide shareholders with at least 60 days advance notice. As of May 31, 2002, 85.80% of the Fund's net assets were invested in emerging markets telecommunications company securities.